SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Apparel, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Dov Charney

American Apparel, Inc.

747 Warehouse Street

Los Angeles, California 90021

(213) 488-0226

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f), or §§ 240.13d-1(g), check the following box:  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 023850 100

(1)	Name of reporting persons: Dov Charney
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 37,258,065
(8) Shared voting power 0
(9) Sole dispositive power 37,258,065
(10) Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 37,258,065
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 65.2%
(14)	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer

This Schedule 13D is filed on behalf of Dov Charney relating to the acquisition of 37,258,065 shares of common stock, par value $0.0001 per share (the “Shares”), of American Apparel, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 747 Warehouse Street, Los Angeles, California 90021.

Item 2.	Identity & Background

This statement is filed on behalf of:

(a)	Dov Charney

(b)	747 Warehouse Street, Los Angeles, California 90021

(c)	The reporting person is the Chairman of the Board, Chief Executive Officer, and President, and a director of the Issuer.

(d)	The reporting person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The reporting person has not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares were received by the reporting person pursuant to the terms of the Amended and Restated Agreement and Plan of Reorganization dated as of November 7, 2007 (the “Acquisition Agreement”) by and among the Issuer, AAI Acquisition LLC, American Apparel Inc., American Apparel, LLC, the reporting person, Sang Ho Lim, and the other persons described therein. As a result of the closing under the Acquisition Agreement, (i) all of the shares of capital stock of the former American Apparel, Inc. (which merged into AAI Acquisition, LLC and disappeared) held by the reporting person were automatically converted into the right to receive, and (ii) all of the shares of capital stock of American Apparel Canada Retail Inc. and American Apparel Canada Wholesale Inc. held by the reporting person were exchanged for, the Shares.

Item 4.	Purpose of Transaction

The reporting person acquired the Shares as a result of the consummation of the transactions under the Acquisition Agreement. The reporting person entered into the Acquisition Agreement for the purposes of, among others, obtaining access to additional capital to fund the growth of the businesses formerly owned by the reporting person and acquired by the Issuer and to obtain liquidity for his investments in those businesses.

Item 5.	Interest in Securities of the Issuer

(a) The reporting person beneficially owns 37,258,065 Shares, or 65.2% of the outstanding shares of common stock of the Issuer, the only class of outstanding capital stock of the Issuer.

(b) The reporting person has sole voting power and dispositive power of all the Shares, subject to the restrictions imposed on those powers by the terms of the Voting Agreement, Lock-Up Agreement, Escrow Agreement, and Holdback Certificate described in Item 6 of the Schedule 13D.

(c) On December 12, 2007, the reporting person acquired 37,258,065 Shares as a result of the closing under the Acquisition Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

At the closing under the Acquisition Agreement, the reporting person entered into (1) the Voting Agreement dated as of December 12, 2007 (the “Voting Agreement”) by and among Jonathan J. Ledecky, J. H. Nussbaum, Kerry Kennedy, Robert B. Hershov, Edward J. Mathias, Richard Y. Roberts (collectively, the “Founders”), the Issuer, and the reporting person, (2) the Escrow Agreement dated September 12, 2007 (the “Escrow Agreement”) by and among the Issuer, the reporting person, and Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), (3) the Lock-Up Agreement dated December 12, 2007 (the “Lock-Up Agreement”) by and between the Issuer and the reporting person, and (4) a Section 116 Holdback Certificate dated December 12, 2007 (the “Holdback Certificate”) between the Issuer, the reporting person and Buchanan Ingersoll & Rooney PC. The following descriptions of the Voting Agreement, Lock-Up Agreement, Escrow Agreement, and Holdback Certificate are not complete and are qualified in their entirety by reference to those agreements and certificate, copies of which are attached as exhibits to this Schedule 13D.

Voting Agreement

Under the terms of the Voting Agreement, each of the Founders and the reporting person has agreed to vote all Shares he or she owns for the election of the following persons as directors of the Issuer:

•	Four persons designated by the reporting person, two of whom must qualify as “independent” directors within the meaning of the American Stock Exchange rules;

•	Four persons designated by the Founders, two of whom must qualify as “independent” directors within the meaning of the American Stock Exchange rules; and

•	One person mutually designated by the Founders and the reporting person, who must qualify as an “independent” director within the meaning of the American Stock Exchange rules.

If a director nominated by either the reporting person or the Founders is removed or resigns from office, the remaining directors who were nominated by the reporting person or the Founders will be entitled to appoint his or her successor. Each committee of the Issuer’s board is to be comprised of the mutually designated director and an equal number of directors that were appointed by each of the reporting person and the Founders.

The obligations of the reporting person and the Founders under the Voting Agreement terminate immediately following the election or re-election of directors at the 2010 annual meeting of the Issuer’s stockholders.

Escrow Agreement

Under the terms of the Escrow Agreement, 8,064,516 Shares (the “Acquisition Agreement Escrowed Shares”) issued to the reporting person at the closing under the Acquisition Agreement have been delivered to the Escrow Agent to secure the indemnity rights of the Issuer under the Acquisition Agreement. On the later of (i) 30 days after the Issuer has filed its Annual Report on Form 10-K for the year ending December 31, 2007 and (ii) December 12, 2008, any Acquisition Agreement Escrowed Shares then held by the Escrow Agent are to be released to the reporting person, less the number of Acquisition Agreement Escrowed Shares that may be required to satisfy pending indemnification claims.

The reporting person has the right to vote the Acquisition Agreement Escrowed Shares and to receive any cash dividends paid on those Shares while they are held in escrow under the Escrow Agreement.

Lock-Up Agreement

Under the terms of the Lock-Up Agreement, the reporting person has agreed to, not directly or indirectly, for a period ending on December 12, 2010,

•

sell or offer or contract to sell or offer, grant any option or warrant for the sale of , assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any legal or beneficial interest in the Shares acquired by the reporting person at the closing under the Acquisition Agreement (the “Restricted Securities”); or

•	enter into any swap or other agreement or transaction that transfers, directly or indirectly, the economic consequence of the ownership of the Restricted Securities.

These restrictions do not apply to any transfer of Restricted Securities to certain family members or trusts, family limited partnerships, and similar entities for the benefit of the reporting person or such family members if certain conditions are satisfied.

Holdback Certificate

Under the terms of the Holdback Certificate, 1,067,444 of the Shares issued to the reporting person at the closing under the Acquisition Agreement are being withheld by the Issuer until such time as the Issuer shall receive one or more certificates issued pursuant to Section 116 of the Income Tax Act (Canada) in respect of the disposition of the shares of American Apparel Canada Retail Inc. and American Apparel Canada Wholesale Inc. in connection with the consummation of the transactions contemplated by the Acquisition Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Voting Agreement

Exhibit B	Escrow Agreement

Exhibit C	Lock-Up Agreement

Exhibit D	Holdback Certificate

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2007	/s/ Dov Charney
Dov Charney

Exhibit A

VOTING AGREEMENT

VOTING AGREEMENT, dated as of this 12th day of December, 2007 (“Agreement”), among each of the persons listed under the caption “AAI” on Exhibit A attached hereto (the “AII Group”), each of the persons listed under the caption “Founders Group” on Exhibit A attached hereto (the “Founders Group”), and Endeavor Acquisition Corp., a Delaware corporation (“Endeavor”). Each of the AAI Group and the Founders Group is sometimes referred to herein as a “Group”. For purposes of this Agreement, each person who is a member of either the AAI Group or the Founders Group is referred to herein individually as a “Stockholder” and collectively as the “Stockholders.”

WHEREAS, as of November 7, 2007, each of:

•	Endeavor;

•	AAI Acquisition LLC, a California limited liability company and a wholly-owned subsidiary of Endeavor (“Merger Sub”);

•	American Apparel Inc., a California corporation (“AAI”);

•	All of the Canadian corporations affiliated with AAI (collectively “CI”);

•	American Apparel, LLC, a California limited liability company (“LLC” and, collectively with AAI and CI, the “Targets”);

•	Dov Charney, an owner of 50% of the outstanding capital stock of AAI and 50% of the outstanding membership interests of LLC and a member of the AAI Group (the “Stockholder”);

•	Sang Ho Lim, the owner of the remaining 50% of the outstanding capital stock of AAI and the remaining 50% of the outstanding membership interests of LLC (“Lim”); and

•	Each of the stockholders of CI (each of whom is a member of the AAI Group),

entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) that provides, inter alia, upon the terms and subject to the conditions thereof, for the concurrent merger of AAI with and into Merger Sub and acquisition of all of the outstanding capital stock of the CI companies by Parent, and the exchange of all of the outstanding capital stock of each of the Targets for shares of the common stock of Endeavor and/or cash (collectively, the “Transactions”).

WHEREAS, as of the date hereof, each Stockholder who is a member of the Founders Group owns beneficially and of record shares of common stock of Endeavor, par value $0.0001 per share (“Endeavor Common Stock”), as set forth opposite such stockholder’s name on Exhibit A hereto (all such shares and any shares of which ownership of record or the power to vote with respect to the Endeavor Common Stock is hereafter acquired by any of the Stockholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the “Shares”);

WHEREAS, at the Effective Time, all common shares of each of the Targets (“Company Common Stock”) beneficially owned by each Stockholder who is a member of the AAI Group shall be converted into the right to receive and shall be exchanged for his, her or its pro rata portion of the shares of Endeavor Common Stock to be issued to the Company’s security holders as consideration in the Transactions;

WHEREAS, as a condition to the consummation of the Merger Agreement, the Stockholders have agreed, severally, to enter into this Agreement; and

WHEREAS, capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING OF SHARES FOR DIRECTORS

SECTION 1.01 Vote in Favor of the Directors. During the term of this Agreement, each Stockholder agrees to vote the shares of Endeavor Common Stock he, she or it now owns, or will hereafter acquire prior to the termination of this Agreement, for the election and re-election of the following persons as directors of Endeavor (“Director Designees”):

(a) Four (4) persons, each of whom shall be designees of the AAI Group; with two (2) of such designees to stand for election in 2008 (“Class A Director”), who shall initially be Robert Greene and Allan Mayer; one (1) of such designees to stand for election in 2009 (“Class B Director”), who shall initially be Adrian Kowalewski; and one (1) of such designees to stand for election in 2010 (“Class C Directors”), who shall initially be Dov Charney (collectively, the “AAI Directors”), with two of such designees qualifying as “independent” directors within the meaning of the American Stock Exchange rules;

(b) Four (4) persons, each of whom shall be designees of the Founders Group; with two (2) of such designees being a Class B Director, who shall initially be Mark Klein and Mortimer Singer; and two (2) of such designees being Class C Directors, who shall initially be Mark Samson and Mark Thornton (collectively, the “Endeavor Directors”), with two of such designees qualifying as “independent” directors within the meaning of the American Stock Exchange rules;

(c) One (1) person, who shall be mutually designated by the AAI Group and Founders Group, who shall, at all times, be an “independent director” within the meaning of the American Stock Exchange Rules, with such designee being a Class A Director. The initial mutual designee shall be Keith Miller.

Neither the Stockholders, nor any of the officers, directors, stockholders, members, managers, partners, employees or agents of any Stockholder, makes any representation or warranty as to the fitness or competence of any Director Designee to serve on the Board of Directors by virtue of such party’s execution of this Agreement or by the act of such party in designating or voting for such Director Designee pursuant to this Agreement.

Any Director Designee may be removed from the Board of Directors in the manner allowed by law and Endeavor’s governing documents except that, subject to Section 1.04, below, each Stockholder agrees that he, she or it will not, as a stockholder, vote for the removal of any director who is a member of the Group of which such Stockholder is not a member. If a director is removed or resigns from office, the remaining directors of the Group of which the vacating director is a member shall be entitled to appoint the successor.

All committees of the Board shall be formed in accordance with, and its members shall be qualified under, the applicable rules and regulations of the United States securities laws and the American Stock Exchange or such other principal trading market on which Endeavor’s securities trade. All of the members of any committee (including, but not limited to, any audit, nominating, compensation or executive governance committee) shall be comprised of the mutually appointed director and an equal number of independent directors that were appointed by each of the AAI Group and the Founders Group.

SECTION 1.02 Obligations of Endeavor. Endeavor shall take all necessary and desirable actions within its control during the term of this Agreement to provide for the Endeavor Board of Directors to be comprised of nine (9) members and to enable the election to the Board of Directors of the Director Designees.

SECTION 1.03 Term of Agreement. The obligations of the Stockholders pursuant to this Agreement shall terminate immediately following the election or re-election of directors at the annual meeting of Endeavor that will be held in 2010.

SECTION 1.04 Obligations as Director and/or Officer. Nothing in this Agreement shall be deemed to limit or restrict any director or officer of Endeavor from acting in his or her capacity as such director or officer or from exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to each Stockholder solely in his, her or its capacity as a stockholder of Endeavor and shall not apply to his, her or its actions, judgments or decisions as a director or officer of Endeavor if he or she is such a director or officer.

SECTION 1.05 Transfer of Shares. If a member of the AAI Group desires to transfer his, her or its Shares to a permitted transferee pursuant to the Lock-Up Agreement of even date herewith, executed by such member, or if a member of the Founders Group desires to transfer his or its shares to a permitted transferee pursuant to the Escrow Agreement dated as of December 15, 2005, it shall be a condition to such transfer that the transferee agree to be bound by the provisions of this Agreement. This Agreement shall in no way restrict the transfer on the public market of Shares that are not subject to the Lock-Up Agreement or the Escrow Agreement, and any such transfers on the public market of Shares not subject to the provisions of the Lock-Up Agreement or the Escrow Agreement, as applicable, shall be free and clear of the restrictions in this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES; COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby severally represents warrants and covenants as follows:

SECTION 2.01 Authorization. Such Stockholder has full legal capacity and authority to enter into this Agreement and to carry out such Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and (assuming due authorization, execution and delivery by Endeavor and the other Stockholders) this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

SECTION 2.02 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any Legal Requirement applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Stockholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement.

SECTION 2.03 Title to Shares. Such Stockholder is the legal and beneficial owner of its Shares, or will be the legal beneficial owner of the Shares that such Stockholder will receive as a result of the Transactions, free and clear of all liens and other encumbrances except certain restrictions upon the transfer of such Shares.

ARTICLE III

GENERAL PROVISIONS

SECTION 3.01 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 3.01):

(a)	If to Endeavor:

Endeavor Acquisition Corp.

970 West Broadway

PMB 402

Jackson, WY 83001

Attention: Chairman of the Board

Telephone: 212-683-5350

Facsimile: 212-521-4389

with a mandatory copy to

American Apparel, Inc.

747 Warehouse Street

Los Angeles, California 90021

Attention: Dov Charney

Telephone:

Telecopy:

with a mandatory copy to

Graubard Miller

405 Lexington Avenue

New York, NY 10174-1901

Attention: David Alan Miller, Esq.

Telephone No. : 212-818-8800

Facsimile No.: 212-818-8881

(b)	If to any Stockholder, to the address set forth opposite his, her or its name on Exhibit A.

SECTION 3.02 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 3.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 3.04 Entire Agreement. This Agreement, collectively with the Lock-Up Agreements and the Merger Agreement, constitutes the entire agreement of the parties with respect to the subject matter contained herein and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

SECTION 3.05 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 3.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware applicable to contracts executed in and to be performed in that State.

SECTION 3.07 Disputes. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Delaware.

SECTION 3.08 No Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 3.09 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 3.10 Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

SECTION 3.11 Merger Agreement. All references to the Merger Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ENDEAVOR ACQUISITION CORP.

By:
Name:	Jonathan J. Ledecky
Title:	President

STOCKHOLDERS:

The Founders Group:

JONATHAN J. LEDECKY

ELIZABETH EQUITIES LTD AS TRUSTEE OF TOWER TRUST.

By:

JAY H. NUSSBAUM

KERRY KENNEDY

ROBERT B. HERSOV

EDWARD J. MATHIAS

RICHARD Y. ROBERTS

The AAI Group:

DOV CHARNEY

EXHIBIT A

STOCKHOLDERS

The Founders Group:

Name and Address	Number of Shares
Jonathan J. Ledecky c/o Endeavor Acquisition Corp. 970 West Broadway PMB 402 Jackson, WY 83001	1,775,000

Eric Watson c/o Endeavor Acquisition Corp. 970 West Broadway PMB 402 Jackson, WY 83001	1,775,000

The AAI Group:

Name and Address	Number of Shares**
Dov Charney c/o American Apparel, Inc. 747 Warehouse Street Los Angeles, California 90021	37,258,065

**	Gives effect to shares to be issued in the Transaction.

Exhibit B

ESCROW AGREEMENT

ESCROW AGREEMENT (“Agreement”) dated December 12, 2007 by and among ENDEAVOR ACQUISITION CORP., a Delaware corporation (“Parent”), DOV CHARNEY (the “Stockholder”), and CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as escrow agent (the “Escrow Agent”).

Parent, the Stockholder, certain corporations affiliated with each of them and certain other persons are the parties to an Agreement and Plan of Reorganization dated as of December 18, 2006, and amended and restated on November 7, 2007 (the “Reorganization Agreement”). Pursuant to the Reorganization Agreement, Parent and the Surviving Corporations are to be indemnified in certain respects. The parties desire to establish an escrow fund as collateral security for the indemnification obligations under the Reorganization Agreement. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to them in the Reorganization Agreement.

The parties agree as follows:

1. (a) Concurrently with the execution hereof, the Stockholder is delivering to the Escrow Agent, to be held in escrow pursuant to the terms of this Agreement, stock certificates issued in the name of the Stockholder 8,064,516 shares of Parent Common Stock received by the Stockholder pursuant to the Reorganization Agreement, together with ten (10) assignments separate from certificate, executed in blank by the Stockholder. The shares of Parent Common Stock represented by the stock certificates so delivered by the Stockholder to the Escrow Agent are herein referred to in the aggregate as the “Escrow Fund.” Subsequent to any transfer permitted pursuant to Paragraph 1(e) hereof, the Escrow Agent shall maintain a separate account for each Owner’s (as hereinafter defined) portion of the Escrow Fund.

(b) The Escrow Agent hereby agrees to act as escrow agent and to hold, safeguard and disburse the Escrow Fund pursuant to the terms and conditions hereof. It shall treat the Escrow Fund as a trust fund in accordance with the terms of this Agreement and not as the property of Parent. The Escrow Agent’s duties hereunder shall terminate upon its distribution of the entire Escrow Fund in accordance with this Agreement.

(c) Except as herein provided, the Owners (as defined in Section 1.(d), below) shall retain all of their rights as stockholders of Parent with respect to shares of Parent Common Stock constituting the Escrow Fund during the period from the Closing Date to the later of (i) the first anniversary of the Closing date and (ii) the date that is thirty (30) days after Parent has filed with the Securities and Exchange Commission its annual report on Form 10-K for the year ending December 31, 2007 (the “Escrow Period”), including, without limitation, the right to vote their shares of Parent Common Stock included in the Escrow Fund.

(d) During the Escrow Period, all dividends payable in cash with respect to the shares of Parent Common Stock included in the Escrow Fund shall be paid to the Owners, but all dividends payable in stock or other non-cash property (“Non-Cash Dividends”) shall be delivered to the Escrow Agent to hold in accordance with the terms hereof. As used herein, the term “Escrow Fund” shall be deemed to include the Non-Cash Dividends distributed thereon, if any.

(e) During the Escrow Period, no sale, transfer or other disposition may be made of any or all of the shares of Parent Common Stock in the Escrow Fund except (i) to a “Permitted Transferee” (as hereinafter defined), (ii) by virtue of the laws of descent and distribution upon death of the Stockholder or any Permitted Transferee (the Stockholder and each Permitted Transferee being hereinafter referred to individually as an “Owner” and collectively as the “Owners”), or (iii) pursuant to a qualified domestic relations order; provided, however, that such permissive transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement. As used in this Agreement, the term “Permitted Transferee” shall include: (x) members of the Stockholder’s “Immediate Family” (as hereinafter defined); (y) an entity in which (A) the Stockholder and/or members of the Stockholder’s Immediate Family beneficially own 100% of such entity’s voting and non-voting equity securities, or (B) the Stockholder and/or a member of the Stockholder’s Immediate Family is a general partner and in which the Stockholder and/or members of the Stockholder’s Immediate Family beneficially own 100% of all capital accounts of such entity; and (z) a revocable trust established by the Stockholder during his lifetime for the benefit of the Stockholder or for the exclusive benefit of all or any of the Stockholder’s Immediate Family. As used in this Agreement, the term “Immediate Family” means, with respect to the Stockholder, a spouse, parents, lineal descendants, the spouse of any lineal descendant, and brothers and sisters (or a trust, all of whose current beneficiaries are members of an Immediate Family of the Stockholder). In connection with and as a condition to each permitted transfer, the Permitted Transferee shall deliver to the Escrow Agent an assignment separate from certificate executed by the transferring Stockholder, or where applicable, an order of a court of competent jurisdiction, evidencing the transfer of shares to the Permitted Transferee, together with ten (10) assignments separate from certificate executed in blank by the Permitted Transferee with respect to the shares transferred to the Permitted Transferee. Upon receipt of such documents, the Escrow Agent shall deliver to Parent the original stock certificate out of which the assigned shares are to be transferred, together with the executed assignment separate from certificate executed by the transferring Stockholder, or a copy of the applicable court order, and shall request that Parent issue new certificates representing (m) the number of shares, if any, that continue to be owned by the transferring Stockholder, and (n) the number of shares owned by the Permitted Transferee as the result of such transfer. Parent, the Stockholder and the Permitted Transferee shall cooperate in all respects with the Escrow Agent in documenting each such transfer and in effectuating the result intended to be accomplished thereby. During the Escrow Period, no Owner shall pledge or grant a security interest in such Owner’s shares of Parent Common Stock included in the Escrow Fund or grant a security interest in such Owner’s rights under this Agreement.

2. (a) Parent, acting through the current or former member of Parent’s Board of Directors who has been appointed by Parent to take all necessary actions and make all decisions on behalf of Parent with respect to its and the Surviving Corporations’ rights to indemnification under Article VII of the Reorganization Agreement (the “Appointed Director”), may make a claim for indemnification pursuant to the Reorganization Agreement (“Indemnity Claim”) against the Escrow Fund by giving notice (a “Notice”) to the Stockholder (with a copy to the Escrow Agent) specifying (i) the covenant, representation, warranty, agreement, undertaking or obligation contained in the Reorganization Agreement which it asserts has been breached or otherwise entitles Parent or a Surviving Corporation to indemnification, (ii) in reasonable detail, the nature and dollar amount of any Indemnity Claim, and (iii) whether the Indemnity Claim results from a Third Party Claim against Parent or a Surviving Corporation. The Appointed Director also shall deliver to the Escrow Agent (with a copy to the Stockholder), concurrently with its delivery to the Escrow Agent of the Notice, a certification as to the date on which the Notice was delivered to the Stockholder.

(b) If the Stockholder shall give a notice to the Appointed Director (with a copy to the Escrow Agent) (a “Counter Notice”), within 30 days following the date of receipt (as specified in the Appointed Director’s certification) by the Stockholder of a copy of the Notice, disputing whether the Indemnity Claim is indemnifiable under the Reorganization Agreement, the Appointed Director and the Stockholder shall attempt to resolve such dispute by voluntary settlement as provided in paragraph 2(c) below. If no Counter Notice with respect to an Indemnity Claim is received by the Escrow Agent from the Stockholder within such 30-day period, the Indemnity Claim shall be deemed to be an Established Claim (as hereinafter defined) for purposes of this Agreement.

(c) If the Stockholder delivers a Counter Notice to the Escrow Agent, the Appointed Director and the Stockholder shall, during the period of 60 days following the delivery of such Counter Notice or such greater period of time as the parties may agree to in writing (with a copy to the Escrow Agent), attempt to resolve the dispute with respect to which the Counter Notice was given. If the Appointed Director and the Stockholder shall reach a settlement with respect to any such dispute, they shall jointly deliver written notice of such settlement to the Escrow Agent specifying the terms thereof. If the Appointed Director and the Stockholder shall be unable to reach a settlement with respect to a dispute, such dispute shall be resolved by arbitration pursuant to paragraph 2(d) below.

(d) If the Appointed Director and the Stockholder cannot resolve a dispute prior to expiration of the 60-day period referred to in paragraph 2(c) above (or such longer period as the parties may have agreed to in writing), then such dispute shall be submitted (and either party may submit such dispute) for arbitration before a single arbitrator in New York, New York, in accordance with the commercial arbitration rules of the American Arbitration Association then in effect and the provisions of Section 10.12 of the Reorganization Agreement to the extent that such provisions do not conflict with the provisions of this paragraph. The Appointed Director and the Stockholder shall attempt to agree upon an arbitrator; if they shall be unable to agree upon an arbitrator within 10 days after the dispute is submitted for arbitration, then either the Appointed Director or the Stockholder, upon written notice to the other, may apply for appointment of such arbitrator by the American Arbitration Association. Each party shall pay the fees and expenses of counsel used by it and 50% of the fees and expenses of the arbitrator and of other expenses of the arbitration. The arbitrator shall render his decision within 90 days after his appointment and may award costs to either the Appointed Director or the Stockholder if, in his sole opinion reasonably exercised, the claims made by the other party had no reasonable basis and were arbitrary and capricious. Such decision and award shall be in writing and shall be final and conclusive on the parties, and counterpart copies thereof shall be delivered to each of the parties. Judgment may be obtained on the decision of the arbitrator so rendered in any New York state court sitting in New York County, or any federal court sitting in the Southern District of New York having jurisdiction, and may be enforced in accordance with the law of the State of New York. If the arbitrator shall fail to render his decision or award within such 90-day period, either the Appointed Director or the Stockholder may apply to any New York state court sitting in New York County, or any federal court sitting in the Southern District of New York then having jurisdiction, by action, proceeding or otherwise, as may be proper to determine the matter in dispute consistently with the provisions of this Agreement. The parties consent to the exclusive jurisdiction of the New York courts sitting in New York County, or any federal court having jurisdiction and sitting in the Southern District of New York, for this purpose. The prevailing party (or either party, in the case of a decision or award rendered in part for each party) shall send a copy of the arbitration decision or of any judgment of the court to the Escrow Agent.

(e) As used in this Agreement, “Established Claim” means any (i) Indemnification Claim deemed established pursuant to the last sentence of paragraph 2(b) above, (ii) Indemnification Claim resolved in favor of Parent or a Surviving Corporation by settlement pursuant to paragraph 2(c) above, resulting in a dollar award to Parent or a Surviving Corporation, (iii) Indemnification Claim established by the decision of an arbitrator pursuant to paragraph 2(d) above, resulting in a dollar award to Parent or a Surviving Corporation, (iv) Third Party Claim that has been sustained by a final determination (after exhaustion of any appeals) of a court of competent jurisdiction, or (v) Third Party Claim that the Appointed Director and the Stockholder have jointly notified the Escrow Agent has been settled in accordance with the provisions of the Reorganization Agreement.

(f) (i) Promptly after an Indemnity Claim becomes an Established Claim, the Appointed Director and the Stockholder shall jointly deliver a notice to the Escrow Agent (a “Joint Notice”) directing the Escrow Agent to pay to Parent, and the Escrow Agent promptly shall pay to Parent, an amount equal to the aggregate dollar amount of the Established Claim (or, if at such time there remains in the Escrow Fund less than the full amount so payable, the full amount remaining in the Escrow Fund).

(ii) Payment of an Established Claim shall be made in shares of Parent Common Stock, pro rata from the account maintained on behalf of each Owner. For purposes of each payment, such shares shall be valued at the “Fair Market Value” (as defined below). However, in no event shall the Escrow Agent be required to calculate Fair Market Value or make a determination of the number of shares to be delivered to Parent in satisfaction of any Established Claim; rather, such calculation shall be included in and made part of the Joint Notice. The Escrow Agent shall transfer to Parent out of the Escrow Fund that number of shares of Parent Common Stock necessary to satisfy each Established Claim, as set out in the Joint Notice. Any dispute between the Appointed Director and the Stockholder concerning the calculation of Fair Market Value or the number of shares necessary to satisfy any Established Claim, or any other dispute regarding a Joint Notice, shall be resolved between the Appointed Director and the Stockholder in accordance with the procedures specified in paragraph 2(d) above, and shall not involve the Escrow Agent. Each transfer of shares in satisfaction of an Established Claim shall be made by the Escrow Agent delivering to Parent one or more stock certificates held in each Owner’s account evidencing not less than such Owner’s pro rata portion of the aggregate number of shares specified in the Joint Notice, together with assignments separate from certificate executed in blank by such Owner and completed by the Escrow Agent in accordance with instructions included in the Joint Notice. Upon receipt of the stock certificates and assignments, Parent shall deliver to the Escrow Agent new certificates representing the number of shares owned by each Owner after such payment. The parties hereto (other than the Escrow Agent) agree that the foregoing right to make payments of Established Claims in shares of Parent Common Stock may be made notwithstanding any other agreements restricting or limiting the ability of any Owner to sell any shares of Parent stock or otherwise. The Appointed Director and the Stockholder shall be required to exercise utmost good faith in all matters relating to the preparation and delivery of each Joint Notice. As used in this Section 2, “Fair Market Value” means the average reported closing price for the Parent Common Stock for the ten trading days ending on the last trading day prior to the day the applicable portion of the Escrow Fund is released hereunder.

(iii) Notwithstanding anything herein to the contrary, at such time as an Indemnification Claim has become an Established Claim, the Stockholder shall have the right to substitute, for the Escrow Shares that otherwise would be paid in satisfaction of such claim (the “Claim Shares”), cash in an amount equal to the Fair Market Value of the Claim Shares (“Substituted Cash”). In such event (i) the Joint Notice shall include a statement describing the substitution of Substituted Cash for the Claim Shares, and (ii) substantially contemporaneously with the delivery of such Joint Notice, the Stockholder shall cause currently available funds to be delivered to the Escrow Agent in an amount equal to the Substituted Cash. Upon receipt of such Joint Notice and Substituted Cash, the Escrow Agent shall (y) in payment of the Established Claim described in the Joint Notice, deliver the Substituted Cash to Parent in lieu of the Claim Shares, and (z) cause the Claim Shares to be returned to the Stockholder.

3. On the first Business Day after the expiration of the Escrow Period, the Escrow Agent shall distribute and deliver to each Owner certificates representing the shares of Parent Common Stock then in such Owner’s account in the Escrow Fund, unless at such time there are any Indemnity Claims with respect to which Notices have been received but which have not been resolved pursuant to Section 2 hereof or in respect of which the Escrow Agent has not been notified of, and received a copy of, a final determination (after exhaustion of any appeals) by a court of competent jurisdiction, as the case may be (in either case, “Pending Claims”), and which, if resolved or finally determined in favor of Parent or a Surviving Corporation, would result in a payment to Parent, in which case the Escrow Agent shall retain, and the total amount of such distributions to such Owner shall be reduced by, the “Pending Claims Reserve” (as hereafter defined). The Appointed Director shall certify to the Escrow Agent the Fair Market Value to be used in calculating the Pending Claims Reserve and the number of shares of Parent Common Stock to be retained therefor. Thereafter, if any Pending Claim becomes an Established Claim, the Appointed Director and the Stockholder shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent to pay to Parent an amount in respect thereof determined in accordance with paragraph 2(f) above, and to deliver to each Owner shares of Parent Common Stock then in such owner’s account in the Escrow Fund having a Fair Market Value equal to the amount by which the remaining portion of his account in the Escrow Fund exceeds the then Pending Claims Reserve (determined as set forth below), all as specified in a Joint Notice. If any Pending Claim is resolved against Parent, the Appointed Director and the Stockholder shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent to pay to each Owner the amount by which the remaining portion of his account in the Escrow Fund exceeds the then Pending Claims Reserve. Upon resolution of all Pending Claims, the Appointed Director and the Stockholder shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent shall pay to each Owner the remaining portion of his or her account in the Escrow Fund.

As used herein, the “Pending Claims Reserve” shall mean, at the time any such determination is made, that number of shares of Parent Common Stock in the Escrow Fund having a Fair Market Value equal to the sum of the aggregate dollar amounts claimed to be due with respect to all Pending Claims (as shown in the Notices of such Claims). As used in this Section 3, “Fair Market Value” means the average reported closing price for the Parent Common Stock for the ten trading days ending on the last trading day prior to the day the Pending Claims Reserve determination is made.

4. The Escrow Agent, the Appointed Director and the Stockholder shall cooperate in all respects with one another in the calculation of any amounts determined to be payable to Parent and the Owners in accordance with this Agreement and in implementing the procedures necessary to effect such payments.

5. (a) The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. It is understood that the Escrow Agent is not a trustee or fiduciary and is acting hereunder merely in a ministerial capacity.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

(c) The Escrow Agent’s sole responsibility upon receipt of any notice requiring any payment to Parent pursuant to the terms of this Agreement or, if such notice is disputed by the Appointed Director or the Stockholder, the settlement with respect to any such dispute, whether by virtue of joint resolution, arbitration or determination of a court of competent jurisdiction, is to pay to Parent the amount specified in such notice, and the Escrow Agent shall have no duty to determine the validity, authenticity or enforceability of any specification or certification made in such notice.

(d) The Escrow Agent shall not be liable for any action taken by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this Agreement, and may consult with counsel of its own choice and shall have full and complete authorization and indemnification under Section 5(g), below, for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

(e) The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided. Such resignation shall become effective at such time that the Escrow Agent shall turn over the Escrow Fund to a successor escrow agent appointed jointly by the Appointed Director and the Stockholder. If no new escrow agent is so appointed within the 60 day period following the giving of such notice of resignation, the Escrow Agent may deposit the Escrow Fund with any court in the Southern District of New York it deems reasonably appropriate.

(f) In the event of a dispute between the parties as to the proper disposition of the Escrow Fund, the Escrow Agent shall be entitled (but not required) to deliver the Escrow Fund into the United States District Court for the Southern District of New York and, upon giving notice to the Appointed Director and the Stockholder of such action, shall thereupon be relieved of all further responsibility and liability.

(g) The Escrow Agent shall be indemnified and held harmless by Parent from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, or the Escrow Fund held by it hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in an appropriate court to determine ownership or disposition of the Escrow Fund or it may deposit the Escrow Fund with the clerk of any appropriate court and be relieved of any liability with respect thereto or it may retain the Escrow Fund pending receipt of a final, non-appealable order of a court having jurisdiction over all of the parties hereto directing to whom and under what circumstances the Escrow Fund are to be disbursed and delivered.

(h) The Escrow Agent shall be entitled to reasonable compensation from Parent for all services rendered by it hereunder. The Escrow Agent shall also be entitled to reimbursement from Parent for all expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all counsel, advisors’ and agents’ fees and disbursements and all taxes or other governmental charges.

(i) From time to time on and after the date hereof, the Appointed Director and the Stockholder shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

(j) Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability hereunder for its own gross negligence or its own willful misconduct.

6. This Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the parties hereto except this Agreement and shall have no duty to inquire into the terms and conditions of any agreement made or entered into in connection with this Agreement, including, without limitation, the Reorganization Agreement.

7. This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, successors, assigns and legal representatives and shall be governed by and construed in accordance with the law of New York applicable to contracts made and to be performed therein. This Agreement cannot be changed or terminated except by a writing signed by the Appointed Director, the Stockholder and the Escrow Agent.

8. The Appointed Director and the Stockholder each hereby consents to the exclusive jurisdiction of the New York state courts sitting in New York County and federal courts sitting in the Southern District of New York with respect to any claim or controversy arising out of this Agreement. Service of process in any action or proceeding brought against the Appointed Director or the Stockholder in respect of any such claim or controversy may be made upon it by registered mail, postage prepaid, return receipt requested, at the address specified in Section 9, with a copy delivered by nationally recognized overnight carrier to Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, N.Y. 10174-1901, Attention: David Alan Miller, Esq.

9. All notices and other communications under this Agreement shall be in writing and shall be deemed given if given by hand or delivered by nationally recognized overnight carrier, or if given by telecopier and confirmed by mail (registered or certified mail, postage prepaid, return receipt requested), to the respective parties as follows:

A.	If to the Appointed Director, to him at:

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174-1901

Attention: David Alan Miller, Esq.

Telecopier No.: 212-818-8881

B.	If to the Stockholder, to him at:

Dov Charney

c/o American Apparel, Inc.

747 Warehouse Street

Los Angeles, California 90021

Telecopier No.: 213-488-0334

with a copy to:

Buchanan Ingersoll & Rooney PC

One Chase Manhattan Plaza

35th Floor

New York, New York 10005-1417

Attention: Brian North, Esq.

Telecopier No.: 212-440-4401

C.	If to the Escrow Agent, to it at:

Continental Stock Transfer & Trust Company

2 Broadway

New York, New York 10004

Attention: Steven G. Nelson

Telecopier No.: 212-509-5150

or to such other person or address as any of the parties hereto shall specify by notice in writing to all the other parties hereto.

10. (a) If this Agreement requires a party to deliver any notice or other document, and such party refuses to do so, the matter shall be submitted to arbitration pursuant to paragraph 2(d) of this Agreement.

(b) All notices delivered to the Escrow Agent shall refer to the provision of this Agreement under which such notice is being delivered and, if applicable, shall clearly specify the aggregate dollar amount due and payable to Parent.

(c) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute a single agreement.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the date first above written.

ENDEAVOR ACQUISITION, INC.

By:
Name:	Jonathan Ledecky
Title:	President

THE STOCKHOLDER

Name:	Dov Charney

ESCROW AGENT

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:	Steven G. Nelson
Title:	Chairman

Exhibit C

LOCK-UP AGREEMENT

December 12, 2007

Endeavor Acquisition Corp.

7 Times Square, 17th Floor

New York, New York 10035

Re:	Securities Issued in Transactions with American Apparel, Inc. and Companies

Ladies and Gentlemen:

In connection with the Agreement and Plan of Reorganization (“Agreement”), dated December 18, 2006 by and among Endeavor Acquisition Corp., a Delaware corporation (“Corporation”), AAI Acquisition Corp., a California corporation and wholly owned subsidiary of the Corporation (“Merger Sub”), American Apparel, Inc., a California corporation (“AAI”), all of the affiliated companies of AAI through which it operates in Canada (collectively, “CI”), American Apparel, LLC, a California limited liability company (“AALLC”), Dov Charney, a holder of 50% of the outstanding capital stock of AAI and 50% of the outstanding membership interests of AALLC, Sam Lim, the holder of the remaining 50% of the outstanding capital stock of AAI and 50% of the outstanding membership interests of AALLC, and all of the stockholders of each of the CI companies to induce the Corporation to enter into the Agreement and consummate the Business Combination (as defined in the Agreement), the undersigned agrees to, neither directly nor indirectly, during the “Restricted Period” (as hereinafter defined):

(1)	sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of (all being referred to as a “Transfer”) any legal or beneficial interest in any shares of stock, $.0001 par value, of the Corporation (“Parent Common Stock”) issued to the undersigned in connection with the Business Combination or the transactions related thereto (the “Restricted Securities”); or

(2)	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise.

As used herein, “Restricted Period” means the period commencing on the Closing Date (as defined in the Agreement) and ending on the third anniversary thereof.

Notwithstanding the foregoing limitations, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities, either during the undersigned’s lifetime or on the undersigned’s death, by gift, will or intestate succession, or by judicial decree, to the undersigned’s “family members” (as defined below) or to trusts, family limited partnerships and similar entities primarily for the benefit of the undersigned or the undersigned’s “family members”; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities except in accordance with this Lock-Up Agreement. For purposes of this sub-paragraph, “family member” shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transferor’s spouse. Also notwithstanding the foregoing limitations, in the event the undersigned is an entity rather than an individual, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities to the shareholders of such entity, if it is a corporation, to the members of such entity, if it is a limited liability

C-1

company, or to the partners in such entity, if it is a partnership; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities in accordance with this Lock-Up Agreement.

The undersigned hereby authorizes the Corporation’s transfer agent to apply to any certificates representing Restricted Securities issued to the undersigned the appropriate legend to reflect the existence and general terms of this Lock-up Agreement.

This Lock-up Agreement will be legally binding on the undersigned and on the undersigned’s heirs, successors, executors, administrators, conservators and permitted assigns, and is executed as an instrument governed by the laws of the State of Delaware.

Very truly yours,

(Signature)

Name (Print):	Dov Charney
Address:	747 Warehouse Street
Los Angeles, CA 90021

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Exhibit D

SECTION 116 HOLDBACK CERTIFICATE

Pursuant to Section 1.6(d) of the Agreement and Plan of Reorganization (“Purchase Agreement”), dated as of December 16, 2006 and amended and restated as of November 7, 2007, by and among Endeavor Acquisition Corp., American Apparel, Inc., American Apparel Canada Retail Inc., American Apparel Canada Wholesale Inc., Dov Charney and others, it is acknowledged and agreed that:

A.	solely for purposes of the matters hereunder, 4,269,774 Endeavor Shares issued to Mr. Charney have been allocated for the acquisition of the CI companies and that 25% of such shares, or 1,067,444 shares while issued to Mr. Charney shall be withheld by Endeavor pursuant to and as required by the terms hereof (the “Holdback”).

B.	The Holdback shall be physically held by Buchanan Ingersoll & Rooney PC (“BI&R”), as depository agent (“Depository Agent”), to be released in accordance with Section 1.6(d) of the Purchase Agreement.

C.	Capitalized but undefined terms used in this Agreement shall have the meaning attributed to them in the Purchase Agreement.

D.	It is expressly agreed and understood by the parties that the Depository Agent acts under this Agreement as an accommodation to the parties to the Purchase Agreement and is a depository only and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any instrument deposited with it or for the form of execution of the instrument or for the authority, identity or right of any person executing or depositing any notice or instrument.

E.	Endeavor and Mr. Charney shall reimburse the Depository Agent on an equal basis for any and all reasonable expenses incurred by the Depository Agent in the discharge of its duties hereunder and under Section 1.6(d) of the Purchase Agreement and shall indemnify, defend and hold the Depository Agent harmless from any and all loss, damage, claims, liabilities and other costs and expenses of any kind and nature that may be incurred by the Depository Agent by reason of its acceptance of, and its performance under, this Agreement. The obligations of Endeavor and Mr. Charney hereunder are several and not joint and several.

F.	The Depository Agent shall not have any duties or responsibilities except those set forth in this Agreement and shall not incur any liability in acting on any signature, notice, request, consent, receipt or other document believed by the Depository Agent, acting reasonably, to be genuine, and subject to the foregoing, the Depository Agent may assume that any person purporting to give notice hereunder on behalf of either party has been duly authorized to do so.

G.	The Depository Agent may resign at any time by giving thirty (30) days’ prior notice in writing to Endeavor and Mr. Charney and Endeavor and Mr. Charney shall appoint a replacement in the place of the Depository Agent, prior to the effective date of resignation of the Depository Agent, and, in the event of their failure so to do, the Depository Agent shall make such appointment by written instrument. In the event that the Depository Agent resigns in accordance with the provisions of this Section, the Depository Agent shall deliver the Holdback to the depository agent replacing it hereunder, and such new depository agent, without further act, shall be vested and have all rights, powers and authority granted to the Depository Agent hereunder and be subject in all respects to the terms, conditions and provisions hereof.

H.	Endeavor hereby acknowledges that BI&R acts as legal counsel to American Apparel and Mr. Charney and expressly waives any claim to a conflict of interest in the event that it acts for and on behalf of American Apparel or Mr. Charney with respect to any claim or matter arising out of or relating to the Purchase Agreement while acting as Depository Agent hereunder.

ENDEAVOR ACQUISITION CORP.

By:
Its:

DOV CHARNEY

Approved and Accepted

BUCHANAN INGERSOLL & ROONEY PC

By:

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